Exhibit (a)(5)(H)
IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS COUNTY
DEPARTMENT — CHANCERY DIVISION

RALPH A. ARDITO, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	No. 2010 CH DOCH02544
V.	)
)
BRUCE REIMER, LESLIE JEZUIT, DANIEL	)
GOREY, LAWRENCE MCQUADE,	)
CLIFFORD NASTAS, ROBERT D. VAN	)
ROIJEN, JR., DUANE M. TYLER,	)
QUIXOTE CORPORATION, TRINITY	)
INDUSTRIES, INC., and THP MERGER CO.,	)
)
Defendants.	)
PLAINTIFF RALPH A. ARDITO’S CLASS ACTION COMPLAINT AT LAW
FOR INJUNCTIVE AND OTHER RELIEF
     NOW COMES Plaintiff, Ralph A. Ardito (“Ardito” or “Plaintiff”), on behalf of individually and on behalf of all other similarly situated, and brings the following Class Action Complaint At Law (“Complaint”) against the members of the board of directors of Quixote Corporation (the “Quixote Board” or “Board”), and against Trinity Industries, Inc., and THO Merger Co. The allegations of the Complaint are based on the knowledge of Plaintiff, and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters.

NATURE OF THE CASE
     1. Plaintiff brings this action on behalf of the public stockholders of Quixote Corporation (“Quixote” or the “Company”) against Defendants, Quixote and its Board seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out a proposed transaction in which Defendants Trinity Industries, Inc. and THP Merger Co. (collectively “Trinity”) seek to acquire all the outstanding common stock of Quixote through a cash tender offer by means of an unfair process and for an unfair price of $6.38 per share and without adequate disclosure (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $61 million.
PARTIES
     2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Quixote.
     3. Quixote is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 35 East Wacker Drive, Chicago, IL 60601, and develops, manufactures, and markets highway and transportation safety products to protect, direct, and inform motorists and highway workers in the United States and internationally.
     4. Defendant Bruce Reimer (“Reimer”) has been the President, Chief Executive Officer, and a director of the Company since 2009.
     5. Defendant Leslie Jezuit (“Jezuit”) has been Chairman of the Board of the Company since 2008.

     6. Defendant Daniel Gorey (“Gorey”) has been the Chief Financial Officer and Treasurer of the Company since 1996, Executive Vice President since 2009, and director of the Company since 2001.
     7. Defendant Lawrence McQuade (“McQuade”) has been a director of the Company since 1992.
     8. Defendant Clifford Nastas (“Nastas”) has been a director of the Company since 2009.
     9. Defendant Robert D. Van Roijen, Jr. (“Roijen”) has been a director of the Company since 1993.
     10. Defendant Duane M. Tyler (“Tyler”) has been a director of the Company since 2005.
     11. Defendants referenced in 4 through 10 are collectively referred to as Individual Defendants and/or the Quixote Board. The Individual Defendants as officers and/or directors of Quixote, have a fiduciary relationship with Plaintiff and other public shareholders of Quixote and owe them the highest obligations of good faith, fair dealing, loyalty and due care.
     12. Defendant Trinity Industries, Inc. is a Delaware corporation with its headquarters located in Dallas, Texas that provides various products and services for the industrial, energy, transportation, and construction sectors primarily in the United States.
     13. Defendant THP Merger Co. is a Delaware corporation wholly owned by Trinity Industries, Inc. that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     14. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Quixote and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.
     15. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     16. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Quixote, are obligated to refrain from:

          (a) participating in any transaction where the directors or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     17. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Quixote, or are aiding and abetting others in violating those duties.
     18. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION
     19. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

     20. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Trinity to attempt to eliminate the public shareholders’ equity interest in Quixote pursuant to a defective sales process, and (ii) permit Trinity to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     21. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
CLASS ACTION ALLEGATIONS
22. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Quixote common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
23. This action is properly maintainable as a class action for the following reasons:
          (a) the Class is so numerous that joinder of all members is impracticable. As of January 12, 2010, Quixote has approximately 9.33 million shares outstanding.
          (b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Quixote by Trinity, pursuing a course of conduct that does not maximize Quixote’s value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have Quixote and Trinity aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.
          (d) Plaintiff’s claims are typical of those of the other members of the Class.
          (e) Plaintiff has no interests that are adverse to the Class.
          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS
     24. Prior to the recession and the general financial turmoil that began in late 2008, Quixote’s stock had been trading at over $18 per share in 2008. Quixote saw its stock price take a hit in 2009 likely due to the recession and general turmoil in the financial markets.
     25. Quixote, however, has since rebounded and is poised for substantial growth.
     26. On October 29, 2009, the Company announced its results for quarter ending September 30, 2009. Among the financial highlights, the Company announced that:
•	Net sales for the quarter were $26,862,000, an increase of 7% compared to net sales of $25,139,000 in the same quarter the prior year;

•	Operating profit for the quarter was $1,884,000, a 40% increase from operating profit of $1,342,000 in the same quarter the prior year; and

•	Net earnings for the quarter were $627,000, or $0.07 per diluted share, compared to a net loss of $495,000, or $0.05 per diluted share, for the same quarter the prior year.
     27. In the press release announcing the results, Defendant Reimer commented on the Company’s outstanding quarter and was encouraged about the future that lay ahead:
“Our first fiscal quarter results exceeded our expectations driven by growth in both of our operating segments as sales in the Inform segment increased 24% and sales in the Protect and Direct segment achieved record first quarter sales increasing 2%. We also saw growth in both the domestic and international markets, with domestic sales increasing 9% driven in part by initial activity related to stimulus spending. International sales increased 2% over the record first quarter sales levels achieved a year ago. Our results also benefited from the cost reductions we’ve made, allowing for enhanced gross margin and profitability during the quarter.”
* * *
Mr. Reimer concluded, “We are encouraged by our results for the first quarter and our continued strong backlog levels. We enter our seasonally slower fiscal second quarter well positioned, both operationally and financially. While our visibility remains limited, we currently expect significantly improved performance in the fiscal 2010 second quarter over the second quarter last year and our objective is to generate profitable results.”
     28. Despite its recent strong performance and promise, the Company agreed to enter into the Proposed Transaction. In a press release dated December 30, 2009, the Company announced that it had entered into a merger agreement with Trinity, stating:
DALLAS — December 30, 2009 — Trinity Industries, Inc. (NYSE:TRN, “Trinity”) and Quixote Corporation (NASDAQ:QUIX, “Quixote”) today announced that they have reached a definitive agreement for Trinity to acquire the outstanding common shares and equivalents of Quixote for cash of $6.38 per share, or approximately $61 million. Trinity will fund the acquisition from available cash on hand, which totaled $545 million at September 30, 2009.
Quixote, through its subsidiaries, is a leading developer and manufacturer of highway products designed to protect and direct motorists. Quixote will be combined with Trinity’s Construction Products businesses.
The acquisition will be accomplished through a tender offer for Quixote’s common shares by a wholly-owned subsidiary of Trinity, THP Merger Co., and is expected to close in the first quarter of 2010. The tender offer is conditioned on the successful tender of at least 60% of Quixote’s total outstanding shares of common stock calculated on a fully diluted basis, as well as the satisfaction of other customary closing conditions.
     29. Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. In addition, the Proposed Transaction price represented a negative 5.1% premium to Quixote’s 52-week high of $6.72. Accordingly, Trinity is picking up Quixote at the most opportune time, at a time when Quixote is poised for growth and its stock price is trading at a huge discount to its intrinsic value.
     30. In addition, on December 30, 2009, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.
     31. By way of example, §5.2 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Trinity. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Trinity.
     32. Pursuant to §5.2 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Trinity of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Trinity is granted three business days to adjust the terms of the Merger Agreement so that the competing bid is no longer considered a superior proposal. Trinity is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.
     33. In other words, the Merger Agreement gives Trinity access to any rival bidder’s information and allows Trinity a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Trinity, because the Merger Agreement unfairly assures that any “auction” will favor Trinity and piggy-back upon the due diligence of the foreclosed second bidder.
     34. In addition, the Merger Agreement provides that a termination fee of $3,000,000 must be paid to Trinity by Quixote if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.
     35. Finally, Trinity is also the beneficiary of a “Purchaser Option” provision that ensures that Trinity gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Trinity receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Trinity fails to acquire the 90% required, the Merger Agreement also contains a “Purchaser Option” provision that grants Trinity an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. The “Purchaser Option” provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to Trinity’s first-in position.
     36. Ultimately, these preclusive deal protection provisions restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions also foreclose any likely alternate bidder from providing the needed market check of Trinity’s inadequate offer price.
     37. Moreover, despite their duty to maximize shareholder value, the Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Quixote’s public shareholders.

     38. For example, certain of the Individual Defendants currently hold shares of Quixote common stock, including restricted shares of Quixote that, upon consummation of the Proposed Transaction, will no longer be subject to the restrictions and will be converted into a right to receive $6.38 per share. Upon consummation of the Proposed Transaction, Defendant Jezuit will receive $864,840.90, Defendant Reimer will receive $110,661.10, Defendant Gorey will receive $534,293.10, Defendant Roijen will receive $719,026.00, Defendant McQuade will receive $371,954.00, and Defendant Tyler will receive $12,760.00 by cashing out their shares, including the previously restricted shares.
     39. In addition, certain of the Individual Defendants currently hold unvested shares of Quixote common stock that upon consummation of the Proposed Transaction will vest and be converted into a right to receive $6.38 per share. Upon consummation of the Proposed Transaction, Defendant Gorey will receive $172,000, and Defendants Jezuit, Gorey, Roijen, McQuade, Tyler, and Nastas will receive $22,400 for their previously unvested shares.
     40. In addition, Defendants Reimer and Gorey have entered into change of control agreements with the Company pursuant to which if they are terminated “without cause” or they terminate their employment for “good reason” upon consummation of the Proposed Transaction they will be entitled to receive severance payments in the amount of $1,171,839 for Reimer and $1,688,981 for Gorey.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE
RECOMMENDATION STATEMENT
     41. On January 7, 2010, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction.
     42. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares.
     43. For example, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by Morgan Keegan & Company, Inc. (“Morgan Keegan”), the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Morgan Keegan and relied upon by the Board in recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:
(i)	The financial projections and forecasts of the Company relied upon by Morgan Keegan in rendering its fairness opinion.

(ii)	The criteria utilized by Morgan Keegan to determine the companies that were “reasonably comparable” to Quixote used in the Peer Group Analysis.

(iii)	The multiples observed for each company (or at least the high/median/mean/low range) in the Peer Group Analysis prior to the judgments made by Morgan Keegan.

(iv)	The specific judgments made by Morgan Keegan to narrow the range of multiples observed in the Peer Group Analysis.

(v)	Quixote’s LTM EBITDA, CY 2009-2011E EBITDA, LTM EPS, and 2009-2011E EPS used in the Peer Group Analysis.

(vi)	The criteria utilized by Morgan Keegan to determine the companies that were “deemed relevant” that were used in the Precedent Transactions Analysis.

(vii)	The transaction value and the multiples observed for each company (or at least the high/median/mean/low range) in the Precedent Transactions Analysis prior to the judgments made by Morgan Keegan.

(viii)	The specific judgments made by Morgan Keegan to narrow the range of multiples observed in the Precedent Transactions Analysis.

(ix)	Quixote’s LTM EBITDA and LTM Net Income used in the Precedent Transactions Analysis, and the reasons Quixote’s implied per share price based on the Equity Value/LTM Net Income multiple calculated in the analysis was deemed “NM.”

(x)	The transactions used and premiums observed (or at least the high/low/mean premium) for each transaction in the Premiums Paid Analysis.

(xi)	The criteria used by Morgan Keegan to select a discount rate range 15% – 20%, a range of terminal EBITDA multiples of 6.0x to 8.0x, and a range of perpetuity growth rates of 1.0% to 5.0%. used in the Discounted Cash Flow Analysis.

(xii)	The “relevant range” of discount rates, terminal multiples, and perpetuity growth rates selected by Morgan Keegan to calculate Quixote’s value in the Discounted Cash Flow Analysis, and the specific judgments made to select such range.

(xiii)	The definition of “free cash flows” used in the Discounted Cash Flow Analysis.

(xiv)	The present value of the net operating loss carryforwards calculated in the Discounted Cash Flow Analysis.
     44. Also, the Recommendation Statement fails to provide material disclosures concerning the process and criteria utilized to identify potential partners and the discussions and negotiations held with such partners, including Trinity. In particular, the Recommendation Statement:

(i)	Fails to disclose the criteria used to select J.P. Morgan Securities Inc. (“JPMorgan”) as the Company’s financial advisor for strategic alternatives in 2008, and the reasons JPMorgan was not reengaged again in 2009.

(ii)	Fails to disclose the data relied upon by the Board to determine that the Company “was worth substantially more” than Company A’s April 2, 2008 offer to purchase the company for $11-13 per share.

(iii)	Fails to disclose the sales process undertaken by JPMorgan to identify potential partners for a sale of the Company. The Recommendation Statement states that in June 2008, JPMorgan invited representatives of Trinity to their offices to discuss a possible transaction, but it fails to disclose how other parties did JPMorgan also invite to discuss a possible transaction, the criteria used to select such parties, and how many were strategic and how many were financial parties.

(iv)	States that during July 2008 and August 2008, JPMorgan representatives “spoke with another potential strategic buyer, as well as representatives of a Company employee who had expressed interest in proposing a management buyout of Quixote,” but it fails to disclose the results of such discussions, as well as the identity of the Company employee who was interested in a management buyout.

(v)	States that in October 2008, JPMorgan provided the Board with “an evaluation of other potential buyers,” but fails to disclose the results of such discussion, including whether any buyers were contacted among this group.

(vi)	States that following the November 12, 2008 Board meeting, JPMorgan “also made inquiries of several other potentially interested parties” but it fails to disclose how many parties were contacted and the criteria used to select such parties.

(vii)	States that on December 4, 2008, the Board determined that because of the economic uncertainties it would “not be possible to execute a transaction at an acceptable price,” but it fails to disclose whether Company A’s November 5, 2008 offer to purchase the Company for $10.00 per share was still on the table, and the reasons the Board determined not to pursue such offer.

(viii)	Fails to disclose the reasons the Company was not interested in selling its Protect and Direct business segment to Trinity.

(ix)	Fails to disclose the implied per share price of the additional $40 million offered by Company A in its October 27, 2009 offer.

(x)	Fails to disclose the amount of the net proceeds received by the Company for the sale of its Inform business segment (and used to calculate the $0.13 increase in Trinity’s offer price).

(xi)	Fails to disclose the reasons Morgan Keegan did not solicit any parties to seek interest in a possible acquisition of the Company.
     It is absolutely necessary for shareholders to receive a Recommendation Statement that provides all material disclosures related to the sales process in order for shareholders to be able to cast a fully informed decision regarding the Proposed Transaction.
     45. The Recommendation Statement further neglects to provide shareholders with sufficient information to evaluate the pros and cons associated with the other strategic alternatives, other than the sale of the Company, considered by the Board — information which is vital to shareholders in deciding whether to tender their shares. For example, the Recommendation Statement:
(i)	States that in June 2008, JPMorgan began “actively advising Quixote on strategic alternatives” but it fails to disclose what alternatives, other than a sale of the Company were considered, and the steps undertaken by JPMorgan to pursue such alternatives.

(ii)	Fails to disclose the “strategic alternatives” that were discussed with the Board on August 5, 2008.

(iii)	Fails to disclose the arrangements pursued by Morgan Keegan with respect to restructuring or refinancing the Company’s convertible securities obligations, and the results of such process.

(iv)	States as one of the “Reasons for Recommendation,” that the Board considered its “review of strategic alternatives,” but it fails to disclose what such alternatives were reviewed.
     46. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF
COUNT I
Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)
     47. Plaintiff repeats all previous allegations as if set forth in full herein.
     48. As Directors of Quixote, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Quixote’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     49. As discussed herein, the Individual Defendants have breached their fiduciary duties to Quixote shareholders by failing to engage in an honest and fair sale process.

      50. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Quixote’s assets and will be prevented from benefiting from a value-maximizing transaction.
     51. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     52. Plaintiff and the Class have no adequate remedy at law.

COUNT II
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)
     53. Plaintiff repeats all previous allegations as if set forth in full herein.
     54. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Quixote’s shareholders.
     55. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.
     56. As a result, Plaintiff and the Class members are being harmed irreparably.
     57. Plaintiff and the Class have no adequate remedy at law.
COUNT III
Aiding and Abetting
(Against Quixote and Trinity)
     58. Plaintiff repeats all previous allegations as if set forth in full herein.
     59. As alleged in more detail above, Quixote and Trinity are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Quixote and Trinity aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     60. As a result, Plaintiff and the Class members are being harmed.
     61. Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Respectfully Submitted,
RALPH A. ARDITO

By:	/s/ Ralph A. Ardito One of its attorneys
Mark D. Belongia, Esq.
Ian M. Burns, Esq.
Belongia, Shapiro & Hynes, LLP
20 South Clark St., Suite 300
Chicago, Illinois 60603
Tel 312.662.1030
Fax 312.662.1040
Firm Atty. No. 45315

OF COUNSEL
LEVI & KORSINSKY, LLP
Eduard Korsinsky, Esq.
Juan E. Monteverde, Esq.
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171